November 14, 2016

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 7 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership, in October 2016, sold its limited partnership interest in Montrose Country Estates Limited Dividend Housing Association Limited Partnership (“Montrose”), a Michigan limited partnership.  In an addenda letter dated September 2015 to an earlier-dated appraisal, the value of the apartment complex determined with restrictions in place was estimated to be approximately $28,000. The outstanding mortgage debt as of December 31, 2015 was approximately $653,000.  The Partnership received $40,000 in proceeds from the sale of the Montrose limited partnership interest and the loan stayed in place with Montrose.  The 15-year compliance period has been completed.  All of the proceeds were used to pay accrued asset management fees of the Partnership.

The Partnership continues to own interests in four other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2016 K1, expected to be delivered to you approximately February or March 2017. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2016 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com